Mail Stop 4561

March 24, 2006

Mr. Thomas P. Dunne
Chairman and Chief Executive Officer
SteelCloud, Inc.
14040 Park Center Road
Herndon, Virginia

>   **Re: SteelCloud, Inc.**
>   **Form 10-K for the Fiscal Year Ended October 31, 2005**
>   **Form 10-Q for the Fiscal Quarter Ended January 31, 2006**
>   **File No. 000-24015**

Dear Mr. Dunne:

We have reviewed the above referenced filings and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended October 31, 2005

Item 9A. Controls and Procedures, page 21

1.   We note your certifying officers concluded your disclosure controls and procedures are "effective to provide reasonable assurance that information required to be disclosed by [you] in reports that [you] file or submit under the Exchange Act is recorded, processed summarized and reported within the time periods specified in applicable SEC rules and forms." Revise in future filings to clarify, if true, that your certifying officers concluded that your disclosure controls and procedures are also effectively designed to ensure that information required to be disclosed is accumulated and communicated to your

management, including certifying officers, as appropriate to allow timely decisions
regarding required disclosure. We refer you to Exchange Act Rule 13a-15(b)(2)(e).

Note 2. Restatement, page F-6 and F-7

2.   Your disclosure states that you have restated your financial statements for fiscal year
        2003 and 2004 to reflect the value of the warrants issued in October 2003 as a liability.
        With respect to this restatement, please address the following:

        ▪   Your quarterly financial information disclosure on page F-19 only presents the fourth
            quarter 2005 as restated. Clarify why you did not restate the quarters effected by the
            error; i.e. all fiscal year 2004 quarters and the first quarter of fiscal year 2005.
        ▪   Tell us the date of that you determined non-reliance on the previously issued financial
            statements and explain why you have not filed an Item 4.02 Form 8-K. The Form 8-
            K is due four business days from the date you determined non-reliance of the
            previously issued financial statements.

Note 3. Significant Accounting Policies

Revenue Recognition, page F-9

3.   Your disclosure states that you recognize revenue from hardware leased to customers
        under operating lease arrangements. Tell us what consideration you gave to the
        disclosure requirements of SFAS 13, paragraph 23.b.

4.   We note that in instances where you only resell software and maintenance, revenue from
        maintenance is recognized upon delivery or acceptance as you have no future obligation
        to provide the maintenance services. Tell us whether you have continuing obligations
        after the sale of the maintenance contract as an administrative agent or in another
        capacity. Explain why the customer will not perceive that you are the primarily obligor
        for these maintenance contracts. Clarify why you are entitled to maintenance revenue if
        you are not providing the service. In addition, tell us whether you report revenue from
        these reseller arrangements as gross or net. Provide your analysis of EITF No. 99-19 to
        support your accounting.

Exhibits 31.1 and 31.2

5.   We note these exhibits refer to "annual" report in item No. 1. Please note the language of
        the certifications required by Item 601(b)(31) of Regulation S-K must be provided
        exactly as stated therein. See SEC Release No. 34-46427 (August 28, 2002) and the
        Division of Corporation Finance Staff Alert (March 4, 2005). This comment also applies
        to exhibits 31.1 and 31.2 to your Form 10-Q for the Quarterly Period Ended January 31,
        2006. Revise as appropriate.

Form 10-Q for the Quarterly Period Ended January 31, 2006

Item 4. Controls and Procedures, page 15

6.   We note your certifying officers concluded that, "subject to the limitations noted above,
        [your] Disclosure Controls are effective to ensure that material information relating to
        SteelCloud is made known to management, including the CEO, President, and CFO,
        particularly during the period when [your] periodic reports are being prepared." Revise
        your disclosure to address the following:

        ▪   State, in clear and unqualified language, the conclusions reached by your certifying
            officers on the effectiveness of your disclosure controls and procedures. The
            conclusion reached should not be qualified by limitations and should state either that
            the controls are effective or not effective.
        ▪   Clarify, if true, that your certifying officers concluded that your disclosure controls
            and procedures are also effective to provide reasonable assurance that information
            required to be disclosed by you in reports that you file or submit under the Exchange
            Act is recorded, processed summarized and reported within the time periods specified
            in applicable SEC rules and forms. We refer you to Exchange Act Rule 13a-
            15(b)(2)(e).
        ▪   You disclose that your disclosure controls are effective particularly during the period
            when your periodic reports are being prepared. Pursuant to Exchange Act Rule 13a-
            15(b), the evaluation is required to be performed as of the end of each fiscal quarter.
            Therefore, you are required to conclude whether your disclosure controls and
            procedures are effective as of the end of each fiscal quarter. Revise as appropriate.

                                            *****

        As appropriate, please amend your filing and respond to these comments within 10
business days or tell us when you will provide us with a response. Please submit all
correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation
S-T. You may wish to provide us with marked copies of any amendment to expedite our review.
Please furnish a cover letter with any amendment that keys your responses to our comment and
provides any requested information. Detailed cover letters greatly facilitate our review. Please
understand that we may have additional comments after reviewing any amendment and your
responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes all information required under the Securities
Exchange Act of 1934 and that they have provided all information investors require for an
informed investment decision. Since the company and its management are in possession of all
facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of
the disclosures they have made.

Mr. Thomas P. Dunne
SteelCloud, Inc.
March 24, 2006
page 4

       In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

       You may contact Christopher White, Staff Accountant, at (202) 551-3461 or me at (202) 551-3488 if you have any questions regarding our comments on the financial statements and related matters.

Sincerely,

Stephen Krikorian
Accounting Branch Chief